Exhibit 99.1

Bragg Gaming Group to Release Second Quarter

2024 Results on August 8

Toronto, July 25, 2024 – Bragg Gaming Group Inc. ( NASDAQ: BRAG , TSX: BRAG ) (“ Bragg ” or the “ Company”), a global B2B gaming technology and content provider, announced today that it will release its second quarter 2024 financial results prior to the opening of the financial markets on Thursday, August 8, 2024. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Matevž Mazij, and interim Chief Financial Officer, Robbie Bressler, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871
Participant Toll Dial-In Number (International): 1 (646) 307-1963
UK Toll Free: +44 800 358 0970
Conference ID: 3347914

A webcast of the call and presentation may also be viewed at:
 https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until August 15, 2024, following the conclusion of the live call. To access the replay, dial + 1 (609) 800-9099 or +1 (800) 770-2030 (toll-free) or +44 20 3433 3849 (UK) and use the passcode 3347914.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications at Bragg Gaming Group

press@bragg.group

Investors:

James Carbonara
Hayden IR
+1 (646)-755-7412
james@haydenir.com